                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 11-K

                 Annual Report Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934

(Mark One)

         Annual Report pursuant to Section 15 (d) of the Securities Exchange Act of 1934
   X                             (No Fee Required)
--------

         For the fiscal year ended December 31, 2001

                                       OR

         Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No Fee Required)
_____

         For the transition period from ______ to _____

                          Commission File number 1-1105

--------------------------------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          NCR CORPORATION SAVINGS PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 NCR CORPORATION
                1700 South Patterson Boulevard, Dayton, OH 45479

NCR Savings Plan

Financial Statements and
Supplemental Schedule
December 31, 2001 and 2000

NCR Savings Plan
Index to Financial Statements and Supplemental Schedule

                                                                            Page(s)
                                                                            -------
Report of Independent Accountants ............................................    1

Financial Statements: ........................................................

     Statements of Net Assets Available for Benefits
         as of December 31, 2001 and 2000 ....................................    2

     Statement of Changes in Net Assets Available for
         Benefits for the Year Ended December 31, 2001 .......................    3

     Notes to Financial Statements ...........................................  4-8

Supplemental Schedule*: ......................................................    9

     Schedule H, Line 4i - Schedule of Assets Held for Investment
         Purposes At End of Year .............................................   10

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Participants and
Administrator of the NCR Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, "Schedule of Assets Held for Investment Purposes at End of Year," is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Dayton, Ohio
June 7, 2002

NCR Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------


                                                    December 31,
                                             2001                 2000
                                      -----------------    -----------------
Assets

Investments at fair value             $   1,630,343,151    $   1,808,583,133
Investments at contract value                         -            4,727,926

Receivables                                   1,360,032            5,019,312
                                      -----------------    -----------------
   Total assets                           1,631,703,183        1,818,330,371
                                      -----------------    -----------------

Liabilities

Accounts payable                              1,515,084            1,822,572
Accrued expenses                                436,214              505,931
                                      -----------------    -----------------
   Total liabilities                          1,951,298            2,328,503
                                      -----------------    -----------------
Net assets available for benefits     $   1,629,751,885    $   1,816,001,868
                                      =================    =================


The accompanying notes are an integral part of these financial statements.

NCR Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

                                                                                   Year Ended
                                                                                December 31, 2001
                                                                                -----------------
Additions

Additions to net assets attributed to:
   Investment income:
     Interest                                                                   $       3,317,803
     Dividends                                                                          9,639,347
                                                                                -----------------
        Total investment income                                                        12,957,150
                                                                                -----------------

   Contributions:
     Participant                                                                       70,276,888
     Employer, net of forfeitures                                                      27,816,057
                                                                                -----------------
        Total contributions                                                            98,092,945
                                                                                -----------------

        Total additions                                                               111,050,095
                                                                                -----------------

Deductions

   Deductions from net assets attributed to:
     Net realized and unrealized depreciation in fair value of investments            171,932,414
     Benefits paid to participants                                                    129,477,269
     Administrative expenses                                                            2,053,492
                                                                                -----------------
        Total deductions                                                              303,463,175
                                                                                -----------------

Net decrease                                                                        (192,413,080)
                                                                                -----------------
Asset transfer from CVSI, Inc. 401(k) Plan (see Note 5)                                 6,163,097
                                                                                -----------------
Net assets available for benefits
   Beginning of year                                                                1,816,001,868
                                                                                -----------------
   End of year                                                                  $   1,629,751,885
                                                                                =================

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan
Notes to Financial Statements


1.   Description of the Plan

     General

     The NCR Savings Plan (the "Plan") is a defined contribution plan established on May 1, 1985 by NCR Corporation ("NCR" or the "Company") to give the Company's employees more control over, and participation in, the accumulation of capital for their retirement.

     The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Plan covers all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.

     Contributions and Funding

     All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation. The maximum contribution percentage limits vary based upon the participant's base salary. Annual tax-deferred contributions per participant for the 2001 and 2000 Plan years were limited to $10,500.

     For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. The Company's matching contributions are seventy-five percent of the first three percent of pay contributed by a participant and fifty percent of the next three percent of pay contributed by a participant, whether on a tax-deferred or after-tax basis.

     Participants direct their contributions, as well as the Company's matching contributions, among various investment strategies, as well as mutual funds, market index funds, a money market fund and the NCR Unitized Stock Fund, which invests primarily in NCR Common Stock. The investment strategies are comprised of a combination of mutual funds and are managed to derive returns subject to the associated risk tolerance. Effective January 1, 2001, the Company expanded the mutual fund choices to more than 200 mutual funds, including the nine mutual funds offered previously. The mutual funds are comprised of various funds from a broad selection of investment companies that include the following fund categories: U.S. Bond, International Bond, Large Cap U.S. Stock, Mid-Cap U.S. Stock, Specialty U.S. Stock, World Stock, and International Stock.

NCR Savings Plan
Notes to Financial Statements

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant's hire date.

     Participants become fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a "reduction in force", (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During the Plan year, forfeitures used to offset Company matching contributions are considered immaterial in relation to the Plan taken as a whole.

     Participant Accounts

     Each participant's account is credited with the participant's contributions, Company contributions and Plan earnings. Participants' accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

     Participants may withdraw any employee tax-deferred contributions during their employment in the case of a "hardship" (as defined by the Plan), and participants may withdraw after-tax employee contributions for any reason. The participants may not withdraw any Company matching contributions or any earnings on Company matching or employee contributions until they terminate employment with the Company.

     Participant Loans

     Participants may borrow from the Plan, limited by restrictions set forth in the Plan document. A fixed interest rate is applied to the loan based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month prior to the month of the transaction. The term of the loan may be between one and five years. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount.

     Termination of the Plan

     It is the present intention of the Company to continue the Plan indefinitely. However, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. No amendment or termination of the Plan may adversely affect a participant's accrued benefits on the date of the amendment or termination. No amendment may change the requirement that the assets of the Savings Plan Trust (the "Trust") must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

NCR Savings Plan
Notes to Financial Statements

     Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment. For a complete description of the Plan, participants should refer to the Plan Document.

     Risk and Uncertainties

     The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual basis of accounting.

     Investment Valuation and Income Recognition

     All of the Plan's investments are stated at fair value, except for guaranteed investment contracts which, in accordance with generally accepted accounting principles, are stated at contract value. Fair values have been estimated based on quoted market amounts of the underlying investments.

     Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

     Plan Expenses

     All initial and ongoing administrative costs of the Plan are paid by the Company, except for a $50 participant loan application fee. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

     The Plan's primary investment manager is Fidelity Investments ("Fidelity"). An affiliate of Fidelity serves as the record keeper for the Plan's participant data. Another affiliate of Fidelity serves as the trustee of the Plan.

NCR Savings Plan
Notes to Financial Statements

     Payments to Withdrawing Participants

     The Plan records payments to withdrawing participants at the time of disbursement.

     Rollover Contributions and Transfers

     Participant rollover contributions and transfers from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.   Investments

     The following presents investments that represent five percent or more of the Plan's net assets:

                                                                                   December 31,
                                                                            2001               2000
                                                                      ----------------    ---------------
BT Pyramid Broad Market Bond Index Fund,
   89,345,049 shares                                                  $    236,418,615    $             -
BT Pyramid Russell 2000 Value Index, 427,928 shares                         98,163,678                  -
Axe Hughton Small Cap Fund, 7,378,667 and 7,639,963
   shares, respectively                                                     78,022,024         98,631,925
BGI U.S. Debt Index Fund, 503,235 and 15,852,685 shares,
   respectively                                                              7,613,952        221,144,950
Fidelity Contrafund, 1,617,327 and 1,874,322 shares, respectively           69,173,082         92,160,407
Fidelity Magellan Fund Inc., 973,177 and 1,071,732
   shares, respectively                                                    101,424,545        127,857,590
Fidelity Retirement Money Market, 88,855,655 and

   56,550,695 shares, respectively                                          88,855,655         56,550,695
Fidelity Select Equity Portfolio, 2,224,724 and 6,116,889 shares,
   respectively                                                             78,488,270        249,263,228
Fidelity Select International Collective Trust,
   2,210,257 and 2,224,468 shares, respectively                            138,384,219        173,152,617

NCR Savings Plan
Notes to Financial Statements

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $171,932,414 as follows:

     Mutual funds and common /collective trusts              $ (152,751,183)
     Common stock                                               (19,181,231)
                                                             --------------
                                                             $ (171,932,414)
                                                             ==============

4.   Tax Status

     The Company received its latest favorable determination letter, dated November 6, 1995, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the
     Code). Therefore, the Plan's Administrator believes that the Plan was qualified and the related Trust is exempt from federal income taxes under
     Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under
     Section 401(k), are taxable to the participants in the year their contributions are made.

     Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

     The Plan has been amended since receiving the determination letter. The Plan's Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code, however, a request for a new determination letter has been submitted and the Company has not yet received a letter back from the IRS.

5.   Asset Transfer from CVSI, Inc. 401(k) Plan

     Effective May 1, 2001, the CVSI, Inc. 401(k) Plan merged into the NCR Savings Plan. The net assets of the CVSI, Inc. 401(k) Plan were transferred into the Plan, and the CVSI, Inc. 401(k) Plan ceased to exist.

                                NCR Savings Plan

                              Supplemental Schedule

NCR Savings Plan
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year**
December 31, 2001

-----------------------------------------------------------------------------------------
                                                           Number of         Fair Market
               Identity of Issue                            Shares              Value
---------------------------------------------------    --------------     ---------------
Common/Collective Trusts:
   BGI Equity Index                                         1,228,083     $    18,801,955
   BGI EAFE Index                                              92,010           1,439,957
   BGI Russell 2000                                            42,524             496,686
   BGI U.S. Debt Index Fund                                   503,235           7,613,952
   BT Pyramid Broad Market Bond Index Fund                 89,345,049         236,418,615
   BT Pyramid Equity Index Fund                                 5,940          16,832,419
   BT Pyramid Russell 2000 Value Index Fund                   427,928          98,163,678
   BT Pyramid Russell 2000 Index Fund                          26,175          14,066,493
   BT Pyramid International (EAFE) Index                      249,942          50,209,086
   Fidelity U.S. Equity Index Portfolio*                    1,138,133          38,411,980
   Fidelity Select Equity Portfolio*                        2,224,724          78,488,270
   Fidelity Aggressive Equity Fund*                            77,271          54,914,956
   Fidelity Select International Collective Trust*          2,210,257         138,384,219

Registered Investment Companies:
   Axe Houghton Small Cap Fund                              7,378,667          78,022,024
   Columbus Circle Small Cap Fund                             892,249          19,682,122
   Fidelity Institutional Cash Portfolio*                  47,754,082          47,754,082
   Fidelity Magellan Fund Inc.*                               632,888          65,959,569
   Legg Mason Large Cap Fund                                3,550,327          55,722,374
   Total Mutual Fund Window Investments***                116,103,135         530,775,567

Employer Related Investment:
   NCR Common Stock*                                        1,589,742          58,597,890

Participant Loans (a)*                                                         19,587,257
                                                                          ---------------
                                                                          $ 1,630,343,151
                                                                          ===============

(a) The participant loan interest rates are between 5.75% - 10.50%. The loan terms are between 1 year and 5 years.

*    Party-in-interest

** This schedule represents those assets required to be reported under Department of Labor Section 2520.103-11 and Form 5500 Schedule H, Line 4i.

*** This line item represents the aggregate value of participant-directed mutual fund investments held within the Mutual Fund Window at Fidelity.

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                             NCR SAVINGS PLAN

                                             By: /s/ Bo Sawyer
                                             NCR Savings Plan Administrator

Date: June 26, 2002

                                  Exhibit Index

Exhibit No.

23                   Consent of PricewaterhouseCoopers LLP